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                                                                                       OMB APPROVAL
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                                  UNITED STATES                                 OMB Number:        3235-0145
                       SECURITIES AND EXCHANGE COMMISSION                       Expires:     October 31,2002
                             Washington, D.C. 20549                             Estimated average burden
                                                                                hours per response.... 14.90
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. _______________)*


                        SAVVIS COMMUNICATIONS CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    805423100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 6, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1 (b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No.  805423100

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. Strategic Value Partners, LLC I.R.S. Identification Nos. of above persons (entities only). 03-0455248
--------------------------------------------------------------------------------
     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)   [ ]

           (b)   [ ]
--------------------------------------------------------------------------------
     3.    SEC Use Only
--------------------------------------------------------------------------------
     4.    Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
                       5.   Sole Voting Power
                            7,410,663
Number of            -----------------------------------------------------------
Shares Bene-           6.   Shared Voting Power
ficially Owned       -----------------------------------------------------------
by Each                7.   Sole Dispositive Power
Reporting                   7,410,663
Person With:         -----------------------------------------------------------
                       8.  Shared Dispositive Power

--------------------------------------------------------------------------------

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
           7,410,663
--------------------------------------------------------------------------------
    10.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
    11.    Percent of Class Represented by Amount in Row (9)               6.8%
--------------------------------------------------------------------------------
    12.    Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

Item 1.

(a)  The name of the issuer is Savvis Communications Corporation (the "Issuer").

(b) The principal executive office of the Issuer is located at: 1 Savvis Parkway, Town & Country, Missouri 63017. . .

Item 2.

(a) The names of the persons filing this statement (the "Statement") is Strategic Value Partners, LLC

     This Statement is being filed on behalf of Strategic Value Partners, LLC (the "Reporting Person"). The Reporting Person acts as investment adviser to private funds and a managed account over which the Reporting Person exercises discretionary authority (collectively, the "Accounts"). The Reporting Person is the investment advisor of, and exercises sole investment discretion over, Strategic Value Master Fund Ltd., a Cayman Islands exempted company, which is an Account. The controlling member of the Reporting Person is Mr. Victor S. Khosla ("Mr. Khosla").

     Neither the Reporting Person nor Mr. Khosla has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor Mr. Khosla has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a Delaware limited liability company and Mr. Khosla is a citizen of the United States.

(b)  The Principal Business Office of the Filers is:

     The address of the principal business office of the Reporting Person is 375 Park Avenue, 29th Floor New York, New York 10152.

(c)  Citizenship information:

     The Reporting Person is a Delaware limited liability company


(d)  This Statement relates to the Common Stock of the Issuer.

(e)  The CUSIP Number of the common stock of the Issuer is 805423100.

Item 3.

If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4.    Ownership.

Item 4(a). Amount Beneficially Owned:

As of August 6, 2004, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

The Reporting Person is the beneficial owner of 7,410,663 Shares, which includes 5,986,359 Shares managed for the account of Strategic Value Master Fund Ltd.


Item 4(b). Percent of Class:

The number of Shares of which the Reporting Person is the beneficial owner constitutes approximately 6.8% of the total number of Shares outstanding.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

NOT APPLICABLE

Instruction: Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The Reporting Person has beneficial ownership of the Common Stock which is the subject of this filing through the investment discretion the Reporting Person exercises over the Accounts. Although such Accounts do not have beneficial ownership of such Common Stock for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one Account of the Reporting Person, Strategic Value Master Fund Ltd., owns of record more than 5% of the issuer's outstanding Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE
                                                            [ ] EXHIBIT ATTACHED

Item 8.    Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

NOT APPLICABLE

Item 9.    Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE
                                                            [ ] EXHIBIT ATTACHED

Item 10.   Certification

(a) The following certification shall be included if the statement filed pursuant to 240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     The following certification shall be included if the statement filed pursuant to 240.13d-1(c):

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 31, 2004                          STRATEGIC VALUE PARTNERS, LLC


                                               By: /s/ VICTOR S. KHOSLA
                                                   -----------------------------
                                                   Name:  Victor S. Khosla
                                                   Title: Managing Member